SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.   ) *

Pacific Biosciences of California, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69404D108

(CUSIP Number)

November 21, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69404D108	Schedule 13G	Page 1 of 6 Pages
1	NAMES OF REPORTING PERSONS
SB Northstar LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
20,451,570

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
20,451,570

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,451,570

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Based on the sum of (i) 273,863,544 shares of common stock outstanding as of October 31, 2024, as provided in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 and (ii) 20,451,570 shares of common stock issued to the SB Northstar LP on November 21, 2024.

CUSIP No. 69404D108	Schedule 13G	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Silver Brick Management PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
20,451,570

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
20,451,570

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,451,570

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Based on the sum of (i) 273,863,544 shares of common stock outstanding as of October 31, 2024, as provided in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 and (ii) 20,451,570 shares of common stock issued to the SB Northstar LP on November 21, 2024.

CUSIP No. 69404D108	Schedule 13G	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
20,451,570

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
20,451,570

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,451,570

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Based on the sum of (i) 273,863,544 shares of common stock outstanding as of October 31, 2024, as provided in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 and (ii) 20,451,570 shares of common stock issued to the SB Northstar LP on November 21, 2024.

CUSIP No. 69404D108	Schedule 13G	Page 4 of 6 Pages
Item 1.	(a)	Name of issuer:
Pacific Biosciences of California, Inc.

(b)	Address of issuer’s principal executive offices:
1305 O’Brien Drive
Menlo Park, California 94025

Item 2.	(a)	Name of person filing:
This Statement is filed on behalf of SB Northstar LP, Silver Brick Management PTE. LTD. (“Silver Brick”) and SoftBank Group Corp. (“SoftBank”). The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The common stock reported herein is held by SB Northstar LP. SoftBank is the parent company of Silver Brick, which has been appointed as investment manager of SB Northstar LP and is responsible for making voting and investment decisions with respect to SB Northstar LP’s investments. As a result of these relationships, each of SoftBank and Silver Brick may be deemed to share beneficial ownership of the securities held of record by SB Northstar LP.

(b)	Address or principal business office or, if none, residence:
The business address of SB Northstar LP is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman, KY1‑9008. The business address of Silver Brick is 138 Market Street #27-01A Capitagreen, Singapore 048926. The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan.

(c)	Citizenship:
SB Northstar LP is organized under the laws of the Cayman Islands. Silver Brick is organized under the laws of Singapore. SoftBank is organized under the laws of Japan.

(d)	Title of class of securities:
Common Stock, par value $0.001 per share

(e)	CUSIP No.:
 69404D108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
 Not Applicable.

CUSIP No. 69404D108	Schedule 13G	Page 5 of 6 Pages
Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
See Row 9 of the cover pages for the Reporting Persons.

(b)	Percent of class:
See Row 11 of the cover pages for the Reporting Persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Row 5 of the cover pages for the Reporting Persons.

(ii)	Shared power to vote or to direct the vote:
See Row 6 of the cover pages for the Reporting Persons.

(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of the cover pages for the Reporting Persons.

(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of the cover pages for the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See Item 2.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:
See Item 2.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 under the Act. The Reporting Person also undertakes to furnish to the SEC staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 69404D108	Schedule 13G	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024

SB Northstar LP

	By:	SB Northstar GP, its General Partner

	By:	/s/ Stephen Lam
		Name:	Stephen Lam
		Title:	Director

Silver Brick Management PTE. LTD.

	By:	/s/ Kozo Aramaki
		Name:	Kozo Aramaki
		Title:	Director

SoftBank Group Corp.

	By:	/s/ Yuko Yamamoto
		Name:	Yuko Yamamoto
		Title:	Head of Corporate Legal Department